                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-24439


(CHECK ONE):
[X] Form 10-K or  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q or  [ ] Form N-SAR
    Form 10-KSB                                     Form 10-QSB

For Period Ended  December 31, 2002
                  -----------------------
                      [ ] Transition Report on Form 10-K or Form 10-KSB
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q or Form 10-QSB
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended __________________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hines Horticulture, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

12621 Jeffrey Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Irvine, California 92620
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form
                  10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is in discussions with its independent accountants on the final determination of the accounting treatment for the loss on the sale of discontinued operations, which the Registrant incurred in connection with its March 27, 2002 sale of its growing media business. As a result of such discussions, the Company expects that it will restate its consolidated financial statements for the first quarter of 2002 and for the six and nine months ended June 30, 2002 and September 30, 2002, respectively. Although not yet finally determined, pending the outcome of the issue it is also possible that the loss from discontinued operations for the year ended December 31, 2001 may also have to be restated. Until these discussions are complete, Registrant is unable to complete its financial statements, receive the report of its independent accountants thereon, and file its Annual Report on Form 10-K within the prescribed period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Claudia Pieropan           949                    936-8122
--------------------------------------------------------------------------------
         (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes        [  ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X]  Yes     [  ]  No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit A attached hereto.
--------------------------------------------------------------------------------

                            Hines Horticulture, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 2003                        By: /S/ CLAUDIA PIEROPAN
                                                ----------------------------
                                                Claudia Pieropan
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________________ATTENTION________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001)
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

                                    EXHIBIT A
                                    ---------


FOURTH QUARTER RESULTS
----------------------

         For the three months ended December 31, 2002, net sales from the Company's continuing operations were $40.6 million, down 3.3% from $42.0 million for the comparable period in 2001. Costs of goods sold increased to $22.8 million for the quarter ended December 31, 2002 compared to $22.1 million for the comparable prior year. For the three months ended December 31, 2002, the Company's gross profit was $17.9 million compared to $19.9 million for last year's fourth quarter.

         Total operating expenses for the fourth quarter ended December 31, 2002 were $19.0 million, consisting of selling and distribution expenses of $13.2 million, general and administrative expenses of $6.5 million and other operating income of $0.7 million. This compares with total operating expenses in the fourth quarter of fiscal 2001 of $20.3 million. The Company's operating loss for the fourth quarter ended December 31, 2002 was $1.2 million compared to a loss from continuing operations for the fourth quarter of fiscal 2001 of $0.4 million.

         Other expenses for the quarter ended December 31, 2002 were $6.8 million compared to $7.1 million for the comparable period in 2001. The Company's effective tax rate was 41.1% and 35.5% for the quarters ended December 31, 2002 and 2001, respectively.

         The Company's loss from continuing operations was $4.7 million for the quarter ended December 31, 2002 compared to $ 4.8 million for the comparable period in 2001.

RESULTS FOR FISCAL 2002
-----------------------

         NET SALES. Net sales of $336.5 million for the fiscal year ended December 31, 2002 increased $9.5 million, or 2.9%, from net sales of $327.0 million for the comparable period in 2001. The increase was due primarily to increased sales volume resulting from strong sales generated by the Company's West Coast operations, successful in-store service programs in the Northeast markets and strong sales of perennials. Sales generated by the Company's West Coast operations were strong because of product line changes, while increased sales in the Northeast were driven by the expansion of successful in-store service programs. This was somewhat offset by sluggish sales in Arizona, Texas and the Southeast, which resulted primarily from overcapacity of green goods in the market. In addition, given Kmart's uncertain financial situation, the Company reduced its sales to the retailer for the year ended December 31, 2002 by approximately $9.0 million from the previous year. The Company's Management believes that the trend of overcapacity in the market is likely to continue until the retail lawn and garden channels can effectively absorb the sales volume formerly serviced by Kmart.

         GROSS PROFIT. Gross profit of $169.6 million for the year ended December 31, 2002 decreased $0.9 million, or 0.5%, from $170.5 million for the comparable period in 2001. As a percent of net sales, gross margins decreased to 50.4% from 52.1% mainly due to the lower sales in the Company's Southeast markets, which typically carry higher margins, and increased scrap rates primarily related to the lower Kmart sales and higher unit production costs in the nursery operations.

         SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses of $99.2 million for the year ended December 31, 2002 increased $5.1 million, or 5.4%, from $94.1 million for the comparable period in 2001. The increase was primarily attributable to the higher sales, additional sales and merchandising personnel and higher distribution costs. Distribution costs increased by $4.4 million, or 6.7%, from 2001 due mainly to the Company's transition to a unitized delivery mode for many of its nursery products. The Company anticipates that the distribution costs related to this unitized delivery mode will remain at a fairly consistent level as expressed as a percentage of sales in future years.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses of $26.0 million for the year ended December 31, 2002 increased $0.6 million, or 2.4%, from $25.4 million for the comparable period in 2001. The change was due mainly to an increase in bad debt expense relating to the Kmart pre-Chapter 11 receivable, higher costs associated with the Company's continued implementation of its Oracle system and severance costs associated with the elimination of certain administrative positions.

         OTHER OPERATING INCOME. Other operating income of $2.8 million for the year ended December 31, 2002 increased $1.6 million, or 133.3%, from $1.2 million for the comparable period in 2001. The increase was primarily due to the net gain from the sale of the Company's property in Hillsboro, Oregon and the gain on sale of fixed assets, partially offset by the write-off of software the Company no longer uses.

         AMORTIZATION OF GOODWILL. Goodwill amortization for the year ended December 31, 2002 of $0 decreased $3.7 million, or 100%, from $3.7 million for the comparable period in 2001. The decrease was entirely due to the adoption of SFAS No. 142, which discontinued the amortization of goodwill.

         OPERATING INCOME. Operating income of $47.2 million for the year ended December 31, 2002 decreased $1.3 million, or 2.7%, from $48.5 million for the comparable period in 2001. As a percentage of net sales, operating income decreased to 14.0% from 14.8%. The decrease was due mainly to the lower gross margins and higher selling and distribution costs discussed above and was offset by the Company ceasing the amortization of goodwill in 2002 under the provisions of SFAS No. 142.

         OTHER EXPENSES. Other expenses of $32.2 million for the year ended December 31, 2002 decreased $6.0 million, or 15.7%, from $38.2 million for the comparable period in 2001. The decrease was primarily attributable to lower interest expenses and a mark-to-market charge of $2.6 million relating to the Company's $75.0 million interest rate swap agreement as compared to a charge of $4.1 million for the comparable period in 2001. This adjustment results from the quarterly change in the swap's valuation, which is based on long-term interest rate expectations. Interest expense was $4.1 million lower in 2002, which resulted from using the net proceeds from the sale of the Sun Gro business and the sale of the Oregon land to reduce debt.

         PROVISION FOR INCOME TAXES. The Company's effective income tax rate was 41.0% and 44.8% for the years ended December 31, 2002 and 2001, respectively. The decline in the effective income tax rate from 2001 to 2002 was due to the adoption of SFAS No. 142, which discontinued the amortization of goodwill.

         INCOME FROM CONTINUING OPERATIONS. Income from continuing operations of $8.9 million for the year ended December 31, 2002 increased $3.2 million, or 56.1%, from $5.7 million for the comparable period in 2001. The increase was mainly due to lower other expenses, the net gain from the sale of the Oregon land recorded as other operating income and the Company ceasing the amortization of goodwill under the provisions of SFAS No. 142 as discussed above.

         In addition, during the year ended December 31, 2002, the Company recognized an extraordinary item of $1.0 million, net of tax, which represents the write-off of unamortized financing costs resulting from the early extinguishment of debt which occurred as a result of using the net proceeds received from the sale of the Sun Gro business to pay down outstanding debt before its maturity.

         During the year ended December 31, 2002, the Company also recorded a one-time non-cash charge of $55.1 million, which represents the goodwill impairment charge, net of tax, resulting from the Company's adoption of SFAS No.
142. The Company valued both the tangible and intangible assets and liabilities as of January 1, 2002. The difference between the implied fair value of goodwill and the book value of goodwill led to a pre-tax charge of $78.8 million. A $23.6 million tax benefit was recorded in connection with the loss. As required, by SFAS No. 142, the charge was recorded as of January 1, 2002 as a cumulative effect of change in accounting principle

OTHER MATTERS
-------------

         In connection with the review by the Company's accountants of the accounting treatment for the loss which the Company incurred in connection with the sale of its growing media business, the Company intends to restate its consolidated financial statements for the first fiscal quarter of 2002 and for the six and nine months ended June 30 and September 30, 2002, respectively. Although not yet finally determined, depending on the outcome of the issue it is also possible that the loss from discontinued operations for the year ended December 31, 2001 may also have to be restated. As a result of this issue, the Company is unable at this time to provide more information about its statements of operations and statements of cash flows or present its balance sheet information. However, the restatements will not result in a change to the Company's income from continuing operations as previously reported for such prior periods.


                                           HINES HORTICULTURE, INC.
                            Condensed Consolidated Results of Continuing Operations
                             For the Three Months Ended December 31, 2002 and 2001
                                 (Dollars in thousands except per share data)
                                                  (Unaudited)

                                                                Footnotes           Three Months Ended
                                                                ------------   ------------------------------
                                                                                  31-Dec          31-Dec
                                                                 (1) & (2)         2002            2001
                                                                               --------------  --------------
Sales, net                                                                     $      40,628   $      42,012
Cost of goods sold                                                                    22,757          22,096
                                                                               --------------  --------------

Gross profit                                                                          17,871          19,916
% of sales                                                                             44.0%           47.4%

Selling and distribution expenses                                                     13,161          14,933
General and administrative expenses                                                    6,552           5,636
Other operating income                                                                  (671)         (1,215)
Amortization of goodwill                                                                   -             934
                                                                               --------------  --------------
Total operating expenses                                                              19,042          20,288
                                                                               --------------  --------------

Operating loss                                                                        (1,171)           (372)
% of sales                                                                             -2.9%           -0.9%

   Interest                                                                            5,973           6,411
   Interest rate swap agreement expense                                                 (233)           (684)
   Amortization of deferred financing expenses                                         1,051           1,326
                                                                               --------------  --------------
                                                                                       6,791           7,053
                                                                               --------------  --------------

Loss before income tax benefit                                                        (7,962)         (7,425)
Income tax benefit                                                                    (3,271)         (2,638)
                                                                               --------------  --------------

Net loss from continuing operations                                            $      (4,691)  $      (4,787)
                                                                               ==============  ==============


Basic and diluted earnings per share:                            (3) & (4)
   Net loss per common share from continuing operations                        $       (0.21)  $       (0.21)
                                                                               ==============  ==============

Weighted average shares outstanding-Basic                                         22,072,549      22,072,549
                                                                               ==============  ==============
Weighted average shares outstanding-Diluted                                       22,072,549      22,087,487
                                                                               ==============  ==============


                                                 HINES HORTICULTURE, INC.
                                  Condensed Consolidated Results of Continuing Operations
                               For the Twelve Months Ended December 31, 2002, 2001 and 2000
                                       (Dollars in thousands except per share data)
                                                        (Unaudited)

                                                                   Footnotes             Twelve Months Ended
                                                                ------------   ------------------------------------------
                                                                                 31-Dec          31-Dec         31-Dec
                                                                  (1) & (2)       2002            2001           2000
                                                                               ------------   ------------   ------------
Sales, net                                                                     $   336,546    $   326,973    $   304,202
Cost of goods sold                                                                 166,994        156,490        143,262
                                                                               ------------   ------------   ------------

Gross profit                                                                       169,552        170,483        160,940
% of sales                                                                           50.4%          52.1%          52.9%

Selling and distribution expenses                                                   99,154         94,082         85,046
General and administrative expenses                                                 25,976         25,422         25,028
Other operating income                                                              (2,792)        (1,215)             -
Amortization of goodwill                                                                 -          3,686          3,124
                                                                               ------------   ------------   ------------
Total operating expenses                                                           122,338        121,975        113,198
                                                                               ------------   ------------   ------------

Operating income                                                                    47,214         48,508         47,742
% of sales                                                                           14.0%          14.8%          15.7%

   Interest                                                                         25,205         29,332         27,441
   Interest rate swap agreement expense                                              2,573          4,114              -
   Amortization of deferred financing expenses                                       4,383          4,742          1,630
                                                                               ------------   ------------   ------------
                                                                                    32,161         38,188         29,071
                                                                               ------------   ------------   ------------

Income before provision for income taxes                                            15,053         10,320         18,671
Income tax provision                                                                 6,169          4,627          8,034
                                                                               ------------   ------------   ------------

Net income from continuing operations                                          $     8,884    $     5,693    $    10,637
                                                                               ============   ============   ============


Basic and diluted earnings per share:                             (3) & (4)
   Net income per common share from continuing operations                      $      0.40    $      0.26    $      0.48
                                                                               ============   ============   ============

Weighted average shares outstanding-Basic                                       22,072,549     22,072,549     22,072,549
                                                                               ============   ============   ============
Weighted average shares outstanding-Diluted                                     22,072,549     22,091,208     22,072,549
                                                                               ============   ============   ============


                                                 HINES HORTICULTURE, INC.
                                      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               For the Twelve Months Ended December 31, 2002, 2001 and 2000
                                                  (Dollars in thousands)
                                                         Unaudited

                                                                 Footnotes          Twelve Months Ended December 31,
                                                                ------------   ------------------------------------------
                                                                  (1) & (2)        2002           2001           2000
                                                                               ------------   ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:                                          $    29,712    $    26,551    $     2,838
                                                                               ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of fixed assets                                                     (7,209)      (18,178)        (29,686)
       Proceeds from sale of fixed assets                                            3,584             -               -
       Proceeds from sale of discontinued operations                               118,948             -               -
       Acquisitions, adjusted                                                       (1,265)       (9,211)       (112,275)
       Net cash (used in) provided by discontinued operations                       (4,320)       (1,497)         (7,800)
                                                                               ------------   ------------   ------------

                   Net cash provided by (used in) investing activities             109,738        (28,886)      (149,761)
                                                                               ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Net (repayments) borrowings on revolving line of credit                     (27,250)        20,500         44,750
       Proceeds from the issuance of long-term debt                                      -              -        121,216
       Repayments of long-term debt                                               (108,000)       (18,195)        (9,707)
       Deferred financing costs incurred                                            (4,200)             -         (9,479)
       Prepayments of notes receivables from stock sales                                 -             30            143
                                                                               ------------   ------------   ------------

                   Net cash (used in) provided by financing activities            (139,450)         2,335        146,923
                                                                               ------------   ------------   ------------


NET INCREASE IN CASH                                                                     -              -              -

CASH, beginning of period                                                                -              -              -
                                                                               ------------   ------------   ------------

CASH, end of period                                                            $         -    $         -    $         -
                                                                               ============   ============   ============

                            HINES HORTICULTURE, INC.
                  (FOOTNOTES TO PRECEDING FINANCIAL STATEMENTS)


GENERAL:
--------


(1) As a result of the Company not being able to complete the audit for the year ended December 31, 2002 due to the discussions with its independent accountants on the final determination of the accounting treatment for the loss on the sale of discontinued operations, the Company, at this time, is unable to present the complete consolidated financial statements for the three months ended December 31, 2002 and 2001 and the years ended December 31, 2002, 2001 and 2000. Accordingly, the Company is only presenting condensed consolidated results of continuing operations for the three months ended December 31, 2002 and 2001 and the years ended December 31, 2002, 2001 and 2000 and condensed consolidated statements of cash flow for the years ended December 31, 2002, 2001 and 2000. The complete consolidated financial statements will be presented when the Company files its Annual Report on Form 10-K.

(2) On March 27, 2002, the Company sold the assets of Sun Gro Horticulture, Inc. and the stock of Sun Gro Horticulture Canada Ltd. ("Sun Gro"), its growing media division, to the Sun Gro Horticulture Income Fund, a newly established Canadian income fund. Accordingly, the Company's consolidated financial statements have been restated to reflect the financial position, results of operations and cash flows of the Sun Gro business as discontinued operations.


INCOME STATEMENT:
-----------------

(3) Basic earnings per common share are calculated by dividing income applicable to common shareholders by the average common shares outstanding during the period.

(4) Diluted earnings per common share are calculated by dividing income applicable to common shareholders by the average common shares and dilutive common share equivalents outstanding during the period.

                            STATEMENT OF ACCOUNTANTS




April 1, 2003

Ms. Claudia Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, CA 92620


Dear Ms. Pieropan:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 2003. We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Hines Horticulture, Inc. on or before the date the Form 10-K of Hines Horticulture for the year ended December 31, 2002 is required to be filed.


Yours very truly,


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP